Filed Pursuant to Rule 424(b)(3)

Registration No. 333-252089

PROSPECTUS SUPPLEMENT NO. 8

To Prospectus dated January 22, 2021

Up to 48,083,495 Shares of Common Stock

 Up to 11,900,000 Shares of Common Stock Issuable Upon Exercise of Warrants

 Up to 4,233,333 Warrants

This prospectus supplement no. 8 supplements the prospectus dated January 22, 2021 (the “Prospectus”) relating to the issuance by us of up to an aggregate of 11,900,000 shares of our common stock, $0.0001 par value per share (“Common Stock”), which consists of (i) up to 4,233,333 shares of Common Stock that are issuable upon the exercise of 4,233,333 warrants (the “Private Placement Warrants”) originally issued in a private placement in connection with the initial public offering of our predecessor company, Pivotal Investment Corporation II (“Pivotal”), and (ii) up to 7,666,667 shares of Common Stock that are issuable upon the exercise of 7,666,667 warrants (the “Public Warrants” and, together with the Private Placement Warrants, the “Warrants”) originally issued in the initial public offering of Pivotal. We will receive the proceeds from any exercise of any Warrants for cash.

The Prospectus and prospectus supplement also relates to the offer and sale from time to time by the selling securityholders named in the Prospectus (the “Selling Securityholders”) of (A) up to 48,083,495 shares of Common Stock, including (i) 15,000,000 shares of Common Stock originally issued in a private placement at the closing of the Business Combination (as defined below), (ii) 21,504,622 shares of Common Stock issued to directors, officers and affiliates of Legacy XL (as defined below) pursuant to the Merger Agreement (as defined below) in connection with the Business Combination, (iii) 5,750,000 shares of Common Stock issued upon conversion of shares held by the Sponsor (as defined below) and certain affiliates of Pivotal in connection with the Business Combination, (iv) up to 4,233,333 shares of Common Stock that are issuable upon the exercise of the Private Placement Warrants, and (v) up to 1,595,540 shares issued or issuable upon the exercise of Legacy XL warrants (the “Legacy XL Warrants”) assumed by us in connection with the Business Combination, and (B) up to 4,233,333 Private Placement Warrants. We will not receive any proceeds from the sale of shares of Common Stock or Warrants by the Selling Securityholders pursuant to the Prospectus.

We registered the securities for resale pursuant to the Selling Securityholders’ registration rights under certain agreements between us and the Selling Securityholders. Our registration of the securities covered by the Prospectus does not mean that the Selling Securityholders will offer or sell any of the shares of Common Stock or Warrants. The Selling Securityholders may offer, sell or distribute all or a portion of their shares of Common Stock or Warrants publicly or through private transactions at prevailing market prices or at negotiated prices. We will not receive any proceeds from the sale of shares of Common Stock or Warrants by the Selling Securityholders pursuant to this prospectus. We provide more information about how the Selling Securityholders may sell the shares or Warrants in the section entitled “Plan of Distribution.”

This prospectus supplement incorporates into the Prospectus the information contained in our attached current report on Form 8-K, which was filed with the Securities and Exchange Commission on May 17, 2021.

You should read this prospectus supplement in conjunction with the Prospectus, including any supplements and amendments thereto. This prospectus supplement is qualified by reference to the Prospectus except to the extent that the information in the prospectus supplement supersedes the information contained in the Prospectus. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any supplements and amendments thereto.

Our Common Stock is listed on the New York Stock Exchange (the “NYSE”) under the symbol “XL”. On May 14, 2021, the closing price of our Common Stock was $6.16.

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See the section entitled “Risk Factors” beginning on page 7 of the Prospectus to read about factors you should consider before buying our securities.

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Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement of the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

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The date of this prospectus supplement is May 17, 2021.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): May 17, 2021

XL FLEET CORP.

(Exact name of registrant as specified in its charter)

Delaware	001-38971	83-4109918
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

145 Newton Street Boston, MA	02135
(Address of principal executive offices)	(Zip Code)

(617) 718-0329

(Registrant’s telephone number, including area code)

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	XL	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01. Entry into a Material Definitive Agreement.

The information set forth in Item 2.01 regarding the Acquisition are incorporated by reference into this Item 1.01.

Item 2.01. Completion of Acquisition or Disposition of Assets.

On May 17, 2021, XL Fleet Corp. (the “Company”) entered into the Membership Interest Purchase Agreement (the “MIPA”) by and between the Company, its subsidiary XL Hybrids, Inc., World Energy Efficiency Services, LLC (“WEES”) and the various members therof, pursuant to which the Company acquired 100% of the outstanding membership interests of WEES (the “Acquisition”) in exchange for total consideration of up to $16,000,000 comprised of $8.0 million in cash, approximately $7.0 million in shares of the Company’s common stock and an earnout opportunity pursuant to which WEES’ members can earn an additional $1.0 million in cash if WEES meets its budgeted 2021 revenue.

WEES provides turnkey energy efficiency, renewable technology, electric vehicle charging stations and other energy solutions throughout New England. The Company believes that WEES will help further expansion of its XL Grid business to provide charging and power solutions to support fleet electrification.

The foregoing description of the MIPA does not purport to be complete and is qualified in its entirety by reference to the MIPA, which will be filed as an exhibit to the Company’s Quarterly Report on Form 10-Q for the fiscal period ended June 30, 2021.

Item 8.01. Other Events

On May 17, 2021, the Company issued a press release announcing the Acquisition. A copy of the press release is furnished as Exhibit 99.1 hereto and incorporated herein by reference.

Item 9.01. Financial Statements and Exhibits.

(a)       Financial Statement of Business Acquired.

The financial statements required by Item 9.01(a) of Form 8-K will be filed by an amendment to this Report no later than 71 calendar days after the date this Report on Form 8-K was required to be filed.

(b)       Pro Forma Financial Information

The pro forma financial information required by Item 9.01(b) of Form 8-K will be filed by an amendment to this Report no later than 71 calendar days after the date this Report on Form 8-K was required to be filed.

(d)       Exhibits.

Exhibit Number	Description
99.1	Press Release of XL Fleet Corp., dated May 17, 2021

The press releases may contain hypertext links to information on our website. The information on our website is not incorporated by reference into this Current Report on Form 8-K and does not constitute a part of this Form 8-K.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report on Form 8-K to be signed on its behalf by the undersigned hereunto duly authorized.

XL FLEET CORP.

Date: May 17, 2021	By:	/s/ James Berklas
	Name:	James Berklas
	Title:	General Counsel

Exhibit 99.1

XL Fleet Acquires World Energy Efficiency Services to Accelerate Fleet Electrification Adoption and Expand Charging Infrastructure Offering

Bolt-on acquisition enables customers to deploy more charging infrastructure at their facilities more rapidly and with a lower total cost of ownership

Expands XL Fleet’s EV charging infrastructure capabilities and unlocks additional energy management and savings services for customers

Expanded platform enables additional sales opportunities for existing and potential XL Fleet customers

Profitable business with $18 million of revenue generated in 2020

BOSTON, May 17, 2021 – XL Fleet Corp. (NYSE: XL) (“XL Fleet” or the “Company”), a leader in fleet electrification solutions for commercial and municipal fleets, today announced the acquisition of World Energy Efficiency Services, LLC (“World Energy”) for total cash and stock consideration of approximately $16 million.

World Energy is a leading provider of energy efficiency, renewable technology, electric vehicle charging station and other energy solutions to customers across the New England region. By leveraging its comprehensive solutions in combination with utility incentive programs, project management and financing, World Energy assists companies throughout all aspects of the electrification process. The company provides full-service EV charger installations, including the assessment of a location’s electrical infrastructure, site layout of the charging area plan and equipment installation.

“Availability of robust electric vehicle charging and infrastructure solutions is critical to meeting the long-term fleet electrification goals of the global industry and our customers,” said Tod Hynes, Founder and President of XL Fleet. “Some of our largest customers have identified that fleet facility power constraints create a unique and large challenge when trying to charge dozens and even hundreds of vehicles at the same location. The team at World Energy is filled with experts that can help solve this problem by incorporating energy efficiency measures and solar power, while integrating EV charging to increase the amount of energy available for fleet vehicle charging.”

“We remain focused on eliminating barriers to electrification, and are committed to making it easier, cheaper and simpler for companies to electrify their fleets,” continued Mr. Hynes. “We are incredibly excited to bring World Energy’s experience and expertise in house. This transaction reflects a highly complementary addition to our XL Grid offering, improving our ability to reduce the total cost of ownership for the charging infrastructure needed to power fleet vehicles.”

“The highly strategic bolt-on acquisition is consistent with our growth strategy, our focus on electrification as a service, and was enabled by our new public platform with more than $400 million of cash,” said Dimitri Kazarinoff, Chief Executive Officer of XL Fleet. “As our customers look to install and operationalize their electric fleets, they will need seamless electric charging infrastructure. Our customers will greatly benefit from the supplementary energy efficiency services that we will gain with the acquisition of World Energy and its experienced team. World Energy amplifies the value of our XL Grid division by embedding critical charging solutions to deliver energy and cost savings to our expanding base of customers.”

“World Energy’s track record of winning in the energy efficiency utilities space within the U.S. market positions us to bring incredible value to XL Fleet’s suite of fleet electrification and charging infrastructure solutions,” said Rick Galipeau, President of World Energy. “We are tremendously excited about joining the XL Fleet team and bringing our commercial relationships to their world-class platform.”

Transaction & Financial Overview

Total consideration for the World Energy acquisition is approximately $16 million, comprised of $8.0 million in cash paid on the closing date and the obligation to issue newly issued shares of XL Fleet common stock valued at $7.0 million. The purchase price is subject to an adjustment for closing date net working capital and an additional earn out payment of $1.0 million payable based on the achievement of World Energy’s 2021 revenue target.

World Energy generated $18 million of total revenue and was free cash flow positive for full-year 2020. The transaction was approved by both companies' Boards of Directors and was closed effective May 17, 2021.

Conference Call Information

The XL Fleet management team will host a conference call to discuss its first quarter 2021 financial results and the World Energy acquisition on Monday, May 17, 2021 at 5:00 p.m. Eastern Time. The call can be accessed live over the telephone by dialing 855-327-6837, or for international callers, 631-891-4304 and referencing XL Fleet. Alternatively, the call can be accessed via a live webcast accessible on the Events & Presentations page in the Investor Relations section of The Company’s website at www.xlfleet.com. A replay will be available shortly after the call and can be accessed by dialing 844-512-2921, or for international callers, 412-317-6671. The passcode for the replay is 10014684. The replay will be available until May 31, 2021. An archive of the webcast will be available for a period of time shortly after the call on the Investor Relations section of the Company’s website at www.xlfleet.com.

About XL Fleet Corp.

XL Fleet is a leading provider of vehicle electrification solutions for commercial and municipal fleets in North America, with more than 150 million miles driven by customers such as The Coca-Cola Company, Verizon, Yale University and the City of Boston. XL Fleet’s hybrid and plug-in hybrid electric drive systems can increase fuel economy up to 25-50 percent and reduce carbon dioxide emissions up to 20-33 percent, decreasing operating costs and meeting sustainability goals while enhancing fleet operations. XL Fleet’s plug-in hybrid electric drive system was named one of TIME magazine's best inventions of 2019. For additional information, please visit www.xlfleet.com.

About World Energy Efficiency Services

World Energy Efficiency Services is an industry leader in the delivery of turnkey energy efficiency, renewable technology, electric vehicle charging station and other cutting-edge energy solutions. Our organization is focused on improving the overall energy efficiency of our clients, translating directly into significant bottom-line savings. By making energy-efficiency upgrades and adding sophisticated controls to lighting, heating, ventilation, air conditioning, refrigeration, and process equipment, clients can expect a material reduction in energy use, a 30-60% decrease in monthly utility costs, and a smaller carbon footprint. By combining comprehensive energy-efficiency solutions with utility incentive programs, project management and financing, World Energy Efficiency Services removes the barriers which can deter its customers from becoming more energy efficient, adopting solar solutions, and/or implementing electric vehicle charging stations.

For more information about World Energy Efficiency Services, see www.WorldEnergyES.com.

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Forward Looking Statements

Certain statements in this press release may constitute “forward-looking statements” within the meaning of the federal securities laws. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of management and are not predictions of actual performance. Forward-looking statements are subject to a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements, including but not limited to failure to realize the anticipated benefits from the business combination; the effects of pending and future legislation; the highly competitive nature of the Company’s business and the commercial vehicle electrification market; litigation, complaints, product liability claims and/or adverse publicity; cost increases or shortages in the components or chassis necessary to support the Company’s products and services; the introduction of new technologies; the impact of the COVID-19 pandemic on the Company’s business, results of operations, financial condition, regulatory compliance and customer experience; the potential loss of certain significant customers; privacy and data protection laws, privacy or data breaches, or the loss of data; general economic, financial, legal, political and business conditions and changes in domestic and foreign markets; the inability to convert its sales opportunity pipeline into binding orders; risks related to the rollout of the Company’s business and the timing of expected business milestones; the effects of competition on the Company’s future business; the availability of capital; and the other risks discussed under the heading “Risk Factors” in the Company’s Annual Report on Form 10-K filed on March 31, 2021, as amended and supplemented by the 10-K/A filed May 17, 2021 and other documents that the Company files with the SEC in the future. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. These forward-looking statements speak only as of the date hereof and the Company specifically disclaims any obligation to update these forward-looking statements.

XL Fleet Media Contact:

PR@xlfleet.com

XL Fleet Investor Contact:

xlfleetIR@icrinc.com

World Energy Efficiency Services Contact:

info@worldenergyes.com

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